File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2010

(Filed September 07, 2010)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated September 07, 2010

Release

Vitro Signs Settlement Agreements with all Derivative Counterparties

San Pedro Garza Garcia, Nuevo Leon, Mexico, September 07, 2010 - Vitro S.A.B. de C.V. ("Vitro" or the "Company") (BMV: VITROA) announced today that it has signed settlement agreements (the "Settlements") with all derivative counterparties.

As previously announced, Vitro reached an agreement to settle the amount related to derivative financial instruments ("DFIs") with Calyon, London Branch ("Calyon").

In addition, the Company reached a settlement agreement with Fintech Investments Ltd. ("Fintech"), the firm that recently acquired the DFIs claims, previously owned by Credit Suisse International, Deutsche Bank AG, London Branch, Merrill Lynch Capital Services, Citibank, N.A., Barclays Bank, PLC and Cargill, Incorporated.

The amount of the settlement agreed with Calyon and Fintech is US$63.4 MM and US$176.9 MM, respectively, for a total amount of US$240.3 MM recognized by the Company.

As a result of these Settlements, all of the lawsuits related with the DFIs have been dismissed.

Vitro remains committed to a consensual restructuring process and is working diligently to finalize and launch its Consent Solicitation as quickly as possible.

Vitro, S.A.B. de C.V. (BMV: VITRO A), is the leading glass manufacturer in Mexico and one of the largest glass manufacturers in the world backed by more than 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industries. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees and of the communities in which we operate by generating employment and economic prosperity based on our focus on quality and continuous improvement, as well as through our ongoing efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in 10 countries in the Americas and Europe with products that can be found throughout all around the world. For more information Vitro's website can be accessed at: http://www.vitro.com

This announcement contains statements about future events regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the "Company"). While the Company believes that forward-looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The Company does not assume any obligation, to and will not update these forward-looking statements.

For more information, please contact:

Investor Relations Adrian Meouchi / Carlos Garza Vitro S.A.B. de C.V. + 52 (81) 8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Palacio Vitro S.A.B. de C.V. + 52 (81) 8863-1661 / 1689 achico@vitro.com rriva@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: September 07, 2010